UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the transition period _____ TO _____

Commission file number 1-44

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
        below:

                ADM Employee Stock Ownership Plan for Hourly Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its
        principal executive office:

                        Archer-Daniels-Midland Company
                        4666 Faries Parkway
                        PO Box 1470
                        Decatur, Illinois 62525

AUDITED FINANCIAL STATEMENTS

ADM Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2004 and 2003

ADM Employee Stock Ownership Plan
for Hourly Employees

Audited Financial Statements

Years Ended December 31, 2004 and 2003

Contents



Report of Independent Registered Public Accounting Firm

The Administrative Committee
ADM Employee Stock Ownership Plan
for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Hourly Employees as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

St. Louis, Missouri
June 9, 2005

1

ADM Employee Stock Ownership Plan
for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Interest in Master Trust	**$ -**	$78,722,918
Participant loans receivable	**-**	191,471
Contributions receivable from employer	**-**	712,892
Contributions receivable from employees	**-**	3,414
Net assets available for benefits	**$ -**	$79,630,695

See accompanying notes.

ADM Employee Stock Ownership Plan
for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31 | |
	2004	2003
Additions:		
Contributions from employer	**$ 7,303,958**	$ 7,070,170
Contributions from employees	**157,526**	400,227
Dividend and interest income	**1,569,255**	1,223,044
	9,030,739	8,693,441
Deductions:		
Benefit payments	**(6,627,458)**	(3,975,905)
Transfer of assets to another plan	**(1,960,363)**	(1,431,298)
Transfer to ADM 401(k) Plan for Hourly Employees	**(117,089,234)**	-
	(125,677,055)	(5,407,203)
Net realized and unrealized appreciation in fair value of common stock	**37,015,621**	14,682,008
Net increase (decrease)	**(79,630,695)**	17,968,246
Net assets available for benefits at beginning of year	**79,630,695**	61,662,449
Net assets available for benefits at end of year	**$ -**	$79,630,695

See accompanying notes.

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

General

On December 31, 2004, the ADM Employee Stock Ownership Plan for Hourly Employees (the Plan) was merged into the ADM 401(k) Plan for Hourly Employees (the ADM 401(k) Plan), forming the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees. The merger combined the Plan into the ADM 401(k) Plan, with the Plan remaining a separate component of the combined plan. The merger was effective at the close of December 31, 2004, and the financial statements reflect the transfer of the Plan's assets to the ADM 401(k) Plan. Prior to the merger, the Plan and the ADM 401(k) Plan operated in coordination as described below.

The Plan, as amended, was a defined contribution plan available to all eligible hourly employees of Archer-Daniels-Midland Company (ADM or the Company) who have completed the required service. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Company designed the Plan to operate in cooperation with the ADM 401(k) Plan. The Plan provided eligible employees with a means to acquire ADM common stock through participant and company matching contributions. Company matching contributions were based on participant contributions to the ADM 401(k) Plan. Participants at certain Company locations were not eligible to participate in the ADM 401(k) Plan and were instead eligible to make contributions to the Plan. Employee eligibility varied by location and employment status. Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee eligibility.

Arrangement with Related Party

All plan assets were held by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of ADM, through a master trust established for the Plan and certain other ADM benefit plans (the Master Trust).

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Employees of participating locations could generally contribute from 1% up to as much as 25% of their compensation, as defined by the Plan document, with the maximum determined by the participant's location. Participant contributions for locations that participated in the Plan, which also participated in the ADM 401(K) Plan, were remitted to the ADM 401(k) Plan. Participant contributions to purchase ADM stock were remitted to the Plan.

Substantially all company contributions, as determined by location, were received in the form of ADM common stock, and all contributions immediately vested to the participant. The company match varies by location. Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

Investment Options

Participants could elect at any time to convert all or any number of the shares of ADM common stock acquired through participant and Company matching contributions to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan. Employees should refer to the plan investment materials applicable to their participating location for more complete information regarding investment options.

Participant Loans

Eligible participants could borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan could be outstanding to a participant at any time.

Loans were allowed only for purposes of educational or medical expenses and purchase of a primary residence. Educational or medical expense loans were available for up to five years, and home purchase loans were available for up to ten years.

1. Description of the Plan (continued)

Withdrawal

The full value of an employee's account was payable following termination of employment. Withdrawals by active employees were permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan were maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the shareholder record date as declared by the related investment.

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan were paid by the Plan's sponsor, ADM. While ADM paid these costs, the Plan permitted the reasonable expenses of administering the Plan to be paid from the trust fund.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan's investments were held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 0% and 13.6%, respectively. The Plan's interest in the Master Trust was fully allocated to ADM common stock.

The following table presents the fair value of investments for the Master Trust:

	December 31	
	2004	**2003**
Assets		
Cash and cash equivalents	**$ 1,729,790**	$ 388,708
Investment securities:		
ADM common stock	**518,606,681**	372,817,264
Mutual funds	**260,659,395**	195,589,426
Other common stock	**8,106,747**	10,516,430
Net assets available for benefits	**$789,102,613**	$579,311,828

3. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's investment income is as follows:

| | Year Ended December 31 | |
	2004	2003
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
ADM common stock	$167,800,633	$69,653,402
Mutual funds	17,207,198	26,464,873
Other common stock	(2,333,892)	1,279,994
	$182,673,939	$97,398,269
Dividend income	$ 14,624,859	$10,041,318

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service, dated October 1, 2004, stating the Plan was qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan was being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan was qualified and the related trust is exempt from taxation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Senior Vice President and Chief Financial Officer

Dated: June 27, 2005

Exhibit Index

Exhibit	Description
23	Consent of Ernst & Young LLP.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-75073 dated March 26, 1999, and Form S-8 No. 333-37694 dated May 24, 2000) pertaining to the ADM Employee Stock Ownership Plan for Hourly Employees of our report dated June 9, 2005, with respect to the financial statements of the ADM Employee Stock Ownership Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

Ernst & Young LLP

St. Louis, Missouri
June 24, 2005